# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VODAFONE GROUP PUBLIC LIMITED COMPANY, CIK 0000839923
CUSIP: 92857W308
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Vodafone House, The Connection, Newbury, Berkshire, United Kingdom (X0), RG14 2FN
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001191672

## Reporting persons
- CREDIT AGRICOLE S A: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 1,468,681,745; sole dispositive power 0; shared dispositive power 1,468,681,745; aggregate amount beneficially owned 1,468,681,745 (6.04% of the class)

## Item 1. Issuer
Name of issuer: VODAFONE GROUP PUBLIC LIMITED COMPANY
Address of issuer's principal executive offices: VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

## Item 2. Person Filing
Name of person filing: Credit Agricole S.A.
Address of principal business office or, if none, residence: 12 Place des Etats-Unis, Montrouge Cedex 92127
Citizenship: France

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,468,681,745
Percent of class: 6.04%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,468,681,745
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,468,681,745

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Banque Degroof Petercam SA (Belgique)
CACEIS
CHOLET DUPONT OUDART
CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK
Credit Agricole Indosuez Fund Solutions
Credit Agricole Indosuez Switzerland
Credit Agricole Indosuez Wealth Europe
Credit Foncier Monaco Indosuez
Degroof Petercam Asset Management

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CREDIT AGRICOLE S A: /s/ Thierry GEORGES, Thierry GEORGES/ Head of Client & Investor Compliance (11/13/2026)